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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/19 (MM/DD/YY) AND ENDING 09/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elish & Elish, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7700 Windrose Ave, Ste 300
(No. and Street)

(City) (State) 75024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Meyers 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 5th Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marcus McCain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elish & Elish, Inc, as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Marcus McCain
Signature

President-CCO
Title

STATE OF TEXAS
COUNTY OF COLLIN
SWORN TO AND SUBSCRIBED BEFORE ME
THIS 25TH DAY OF NOVEMBER 2020
BY MARCUS MCCAIN.

Jeff Strominger
Notary Public

JEFF STROMINGER
Notary Public, State of Texas
Comm. Expires 11-10-2022
Notary ID 131801166

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Elish & Elish, Inc

(d/b/a Peter Elish Investments Securities)

Financial Statements
and Supplemental Information

As of and for the Year Ended September 30, 2020

With Reports of Independent Registered Public Accounting Firm

Contents
As of and for the Year Ended September 30, 2020

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
Elish & Elish, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Elish & Elish, Inc. (d/b/a Peter Elish Investments Securities) as of September 30, 2020, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Elish & Elish, Inc. as of September 30, 2020, and the results of its operations, changes in its stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Elish & Elish, Inc.'s management. Our responsibility is to express an opinion on Elish & Elish, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Elish & Elish, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRINCOOPERMAN®
Accountants and Advisors

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Elish & Elish, Inc.'s financial statements. The supplemental information is the responsibility of Elish & Elish, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as Elish & Elish, Inc.'s auditor since 2020.
New York, New York
November 25, 2020

Elish & Elish, Inc

(d/b/a Peter Elish Investments Securities)
Statement of Financial Condition
September 30, 2020

ASSETS	
Cash	$ 156,637
Clearing deposits	21,448
Other assets	1,222
TOTAL ASSETS	$ 179,307
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 4,119
Due to clearing broker	2,603
TOTAL LIABILITIES	6,722
Commitments and Contingencies (See Note 7)	
Stockholder's Equity	
Common stock - $1 Par value, 25,000 shares authorized, issued, outstanding	25,000
Additional Paid-in-capital	708,728
Accumulated deficit	(561,143)
STOCKHOLDER'S EQUITY	172,585
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 179,307

See accompanying notes to financial statements

Elish & Elish, Inc

(d/b/a Peter Elish Investments Securities)

Statement of Operations

For the Year Ended September 30, 2020

REVENUE:	
Mutual fund fees	$ 482
Total revenue	482
OPERATING EXPENSES:	
Compensation and benefits	76,000
Professional fees	81,581
Clearance fees	58,958
Technology and Communications	3,094
Occupancy	294
Other Expenses	17,606
Total expenses	237,533
NET LOSS	$ (237,051)

See accompanying notes to financial statements

Elish & Elish, Inc

(d/b/a Peter Elish Investments Securities)
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2020

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Stockholder's Equity
Balance at October 1, 2019	$ 25,000	$ 317,228	$ (324,092)	$ 18,136
Net Loss			(237,051)	(237,051)
Contributions from stockholder		391,500		391,500
Balance at September 30, 2020	$ 25,000	$ 708,728	$ (561,143)	$ 172,585

See accompanying notes to financial statements

Elish & Elish, Inc

(d/b/a Peter Elish Investments Securities)
Statement of Cash Flows
For the Year Ended September 30, 2020

OPERATING ACTIVITIES:	
Net Loss	$ (237,051)
Adjustments to reconcile net loss to net cash used by operating activities	
Changes in operating assets and liabilities	
Decrease in clearing deposit	11,185
Increase in other assets	(717)
Increase in due to clearing broker	307
Decrease in accounts payable and accrued expenses	(11,742)
Net cash used by operating activities	(238,018)
FINANCING ACTIVITIES:	
Contributions from stockholder	391,500
Net cash provided by financing activities	391,500
NET INCREASE IN CASH	153,482
CASH AT BEGINNING OF YEAR	3,155
CASH AT END OF YEAR	$ 156,637

See accompanying notes to financial statements

1. Organization and Nature of Business

Elish & Elish, Inc. (the "Company") was organized on May 22, 1989 and incorporated under the laws of the state of Pennsylvania. The Company is a full service brokerage and investment management firm. The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The operations of the Company are currently limited while the Company seeks approval from FINRA to expand its lines of business to include clearing customer trades on an omnibus basis.

The Company recently underwent a change in ownership which was approved by FINRA on July 17, 2020. The Company transferred ownership from MADA Hong Kong, LTD and is now a wholly owned subsidiary of Doo Financial Holdings US Limited.

2. Summary of Significant Accounting Policies

Basis of Accounting

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America (GAAP) and have been consistently applied in the preparation of these financial statements.

Cash

The Company maintains its cash balances with a high credit quality financial institution. Balances at times may exceed federally insured limits.

Revenue Recognition

The Company recognizes revenue generally when it is earned and realized or realizable, and collection is reasonably assured. The Company records commissions earned from securities transactions on a trade date basis.

In 2014, The Financial Accounting Standards Board (FASB), issued a comprehensive revenue recognition standard that supercedes most existing revenue recognition guidance under GAAP (FASB ASC 606).

In accordance with FASB ASC 606, an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. FASB ASC 606 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation (s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes commission revenue upon the execution of the underlying trade as this satisfies the only performance obligation identified in accordance with this standard.

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Marketing or distribution fees are paid over time (12B-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Revenue is recognized upon receipt of fees from the fund at which point the Company can rely on the fund's calculation of net assets introduced to the fund.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Due to Clearing Brokers and Clearance Agreement
The Company is associated with Axos Clearing and Interactive Brokers (Clearing Brokers), on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreements, the Company is required to provide a clearing deposit with the clearing brokers. The deposit is refundable, if, and when, the Company ceases doing business with the clearing brokers. Amounts due to clearing broker on the Statement of Financial Condition at September 30, 2020 arises from these arrangements.

Income Taxes
The Company is currently assessing its tax filing status. The Company last filed a tax return as an S-Corporation in 2017. In the subsequent years of 2018, 2019 and 2020, the Company suffered significant net operating losses ("NOL") which would not result in any tax due. Additionally, the Company's NOL carryforwards would be further limited as a result of ownership changes under the provisions set forth in the Internal Revenue Codes Section 382.

ASC Topic 740-10, *Accounting for uncertainty in income taxes*, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company believes that it has no uncertain tax positions at September 30, 2020.

Management believes that all of the positions taken on its federal and state income tax returns would more likely that not be sustained upon examination.

Lease Accounting
In February of 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02) a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2018. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. In October of 2019, the Company terminated its month to month lease, and entered into a new 12 month lease agreement as of September 1, 2020. The Company has elected to treat this lease as a short term lease and recognizes lease expense on a straight line basis.

3. Concentrations of Credit Risk
Pursuant to clearing agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing brokers. Under certain conditions, as defined in the clearing broker agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the clearing brokers, monitor collateral on the securities transactions introduced by the Company.

4. Net Capital Requirement
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2020, the Company had net capital of $171,363 which was $166,363 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was approximately 4%.

5. Subsequent Event
The Company has evaluated subsequent events through November 25, 2020 the date that the financial statements were available to be issued and has concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

6. Commitments and Contingencies
The Company signed a 12-month lease agreement in September 2020, for office space in Plano, Texas. The one year agreement required a security deposit of $1,125, which is included in other assets on the Statement of Financial Condition. The Company is obligated to a monthly rent amount of $750 under the agreement.

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at September 30, 2020.

7. Liquidity
The Company incurred a loss for the year ended September 30, 2020. The Company's stockholder has represented that it has the requisite resources and intends to make capital contributions as needed to insure survival of the Company through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

8. Coronavirus Disease 2019 ("Covid-19 Pandemic")
The Company continues to monitor the effects of the COVID-19 Pandemic both on a national level as well as regionally and locally and is responding accordingly. In addition, the Company continues to provide frequent communications to clients, employees, and regulators. In early March 2020, the vast majority of its employees began to work remotely with only "essential" employees reporting to offices. The Company accomplished this by significantly expanding the use of technology infrastructure that facilitates remote operations. The ability to avoid significant business disruptions is reliant on the continued ability to have the vast majority of employees work remotely. To date, there have been no significant disruptions to to the business or control processes as a result of this dispersion of employees. Recent outbreaks in various states indicate that COVID-19 will continue to impact the economy and, by extension, the business, well into 2021. The Company currently anticipates that a large number of employees will continue to work remotely for the indefinite future.

Elish & Elish, Inc

(d/b/a Peter Elish Investments Securities)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934
As of September 30, 2020

SCHEDULE I

TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$	172,585
DEDUCTIONS AND/OR CHARGES:		
Other assets		(1,222)
NET CAPITAL	$	171,363
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum dollar requirement	$	5,000
Minimum net capital required (6.67% of aggregate indebtedness)		448
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	166,363
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	165,363
AGGREGATE INDEBTEDNESS	$	6,722
Percentage of aggregate indebtedness to net capital		4%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of September 30, 2020.

See report of independent registered public accounting firm.

SCHEDULE II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii).

SCHEDULE III - Information for Possession or Control Requirements Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii). The Company did not maintain possession or control of any customer funds or securities at September 30, 2020.

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Elish & Elish, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Elish & Elish, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Elish & Elish, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k(2)(ii)) (the "exemption provisions") and (2) Elish & Elish, Inc. stated that Elish & Elish, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Elish & Elish, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Elish & Elish, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP

New York, New York
November 25, 2020

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

Elish & Elish, Inc
(d/b/a Peter Elish Investments Securities)
Exemption Report

To whom it may concern:

Elish & Elish, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(ii)]

(2) The Company met the identified exemption provisions in Paragraph (k)(2)(ii) of Rule 15c3-3 throughout the fiscal year ended September 30, 2020 without exception.

I, Marcus McCain, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

[signature] Date: 11/25/2020

Title: President-CCO